EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

March 10, 2026

AVINO REPORTS EXCEPTIONAL 2025 RESULTS AND ADVANCES MULTI-ASSET GROWTH STRATEGY;

SIGNIFICANT IMPROVEMENTS ACROSS KEY FINANCIAL METRICS; TREASURY REACHES RECORD LEVELS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its audited consolidated financial results for the fourth quarter and year ended December 31, 2025. All amounts are in U.S. dollars unless stated otherwise.

Fourth Quarter 2025 Financial Highlights

•

Record Revenues: The Company achieved a record $30.5 million in revenues for Q4 2025, an increase of 25% from Q4 2024, our previous quarterly record. Further, this quarter represented a return to primary silver production and revenues, with 54% of its revenues coming from silver at an average realized price of $59.52 per ounce.

•	Record Mine Operating Income: Mine operating income was $17.8 million, an increase of 71% from Q4 2024.

•	Record Net Income: Earnings, or net income after taxes, was $10.5 million, or $0.06 per share, both representing quarterly records.

•

Record Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)[3] and Adjusted Earnings[3]: EBITDA was $14.4 million, an increase of 58% from Q4 2024. Adjusted earnings were $16.3 million, or $0.10 per share, an increase of 62% and 43%, respectively, from Q4 2024.

•	Record Operating Cash Before Working Capital Movements[3]: The Company generated record operating cash before working capital movements of $19 million, an increase of 219% compared to Q4 2024.

•	Record Mine Operating Cash Flow Before Taxes: Mine operating cash flows before taxes were $19.0 million, an increase of 60% from Q4 2024.

•

Return to Primary Silver Production: The Company’s silver equivalent production consisted of over 50% silver production for the first quarter since the Company was operating the San Gonzalo Mine. This milestone was driven by the processing of development material from its La Preciosa Mine at the Avino processing facility.

Full Year 2025 Financial Highlights

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Record Treasury & Net Cash Position: At the end of 2025, The Company had a record all-time cash balance of $102 million, an increase of 272% from the end of 2024. This represents the highest balance in the Company’s history and positions the Company to execute on its organic growth plans.

•

Record Revenues: The Company generated a record $92.2 million, an increase of 39% from 2024, driven by continued higher realized metal prices in 2025. The average silver price realized in 2025 was $44.70 per ounce, much increased from the price of $29.21 realized in 2024.

•	Record Mine Operating Income: Mine operating income was $49 million, representing an increase of 109% compared to 2024.

•

Record Net Income, Adjusted Earnings & EBITDA: The Company recorded net income of $26.6 million, or $0.17 per share, with adjusted earnings[3] up 118% at $46.5 million, or $0.29 per share. EBITDA[3] rose significantly and was $43 million, up 138%.

•

Record Operating Cash Before Working Capital Movements[3]: Operating cash generated before working capital movements was $35.3 million, up 134% from 2024. The Company also generated mine operating cash flow before taxes[3] of $52.8 million, an increase of 91% from 2024.

•

Consistent Cash Costs and AISC per Silver Equivalent Ounce (“AgEq”) [3]: Cash costs per AgEq payable ounce sold¹²³ were $16.13, an increase of 9% compared to 2024, while all-in sustaining cash costs per AgEq payable ounce sold¹²³ were $23.75, up 15%. The increase was primarily attributable to processing development material from the Company’s La Preciosa Mine, as the Company has not yet commenced production mining activities at La Preciosa. Furthermore, lower AgEq payable ounces were sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate AgEq ounces.

Avino Silver & Gold Mines Ltd. – March 10, 2026

AVINO REPORTS EXCEPTIONAL 2025 RESULTS AND ADVANCES MULTI-ASSET GROWTH STRATEGY;

SIGNIFICANT IMPROVEMENTS ACROSS KEY FINANCIAL METRICS; TREASURY REACHES RECORD LEVELS

“Avino delivered an exceptionally strong performance in 2025, marked by solid operational execution and important milestones that advanced our growth strategy,” said David Wolfin, President and CEO. “During the year we continued to generate robust financial results while progressing development at La Preciosa and advancing our broader multi-asset growth strategy in Durango, Mexico. Higher metal prices, improved efficiencies, and disciplined capital management supported our performance, while drill results at La Preciosa exceeded expectations and highlighted the potential of this important asset in our growth plans. Our achievements would not have been possible without the dedication and expertise of our employees and operational teams. Their commitment to safety, innovation, and operational excellence continues to drive Avino forward. As we enter 2026 with a strong balance sheet, growing production profile, and a favourable precious metals market, we believe Avino is well positioned to continue delivering long-term value for our shareholders.”

Financial Highlights

HIGHLIGHTS (In US$, unless otherwise noted)	Fourth Quarter 2025	Fourth Quarter 2024	Change	Year 2025	Year 2024	Change
Financial Operating Performance (in 000’s)
Revenues	$30,544	$24,382	25%	$92,227	$66,178	39%
Mine operating income	$17,844	$10,456	71%	$48,535	$23,201	109%
Net income	$10,460	$5,092	105%	$26,643	$8,100	229%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$14,409	$9,099	58%	$42,996	$18,037	138%
Adjusted earnings[3]	$16,297	$9,950	64%	$46,535	$21,333	118%
Cash provided by operating activities	$9,986	$15,551	-36%	$27,423	$23,124	19%
Operating cash flow before working capital adjustments[3]	$18,953	5,947	219%	35,343	15,089	134%
Mine operating cash flow before taxes[3]	$18,989	$11,878	60%	$52,709	$27,578	91%
Per Share Amounts
Earnings per share - diluted	$0.06	$0.03	100%	$0.17	$0.06	183%
Adjusted earnings per share[3]	$0.10	$0.07	43%	$0.29	$0.15	93%
Liquidity & Working Capital (in 000’s)
	December 31, 2025	December 31, 2024	Change	December 31, 2025	December 31, 2024	Change
Cash	$101,724	$27,317	272%	$101,724	$27,317	272%
Working capital[3]	$99,562	$25,235	295%	$99,562	$25,235	295%

Operating Highlights and Overview

HIGHLIGHTS (In US$, unless otherwise noted)	Fourth Quarter 2025	Fourth Quarter 2024	Change	Year 2025	Year 2024	Change
Operating
Tonnes Milled	189,338	181,733	4%	736,935	648,774	14%
Silver Ounces Produced	345,298	283,794	22%	1,157,828	1,109,214	4%
Gold Ounces Produced	1,687	2,560	-34%	7,621	7,477	2%
Copper Pounds Produced	1,295,244	1,773,694	-27%	5,667,996	6,197,603	-9%
Silver Equivalent Ounces[1] Produced	671,583	735,557	-9%	2,606,155	2,652,498	-2%
Concentrate Sales and Costs
Silver Equivalent Payable Ounces Sold[2]	555,567	889,294	-38%	2,362,505	2,562,211	-8%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$21.10	$13.88	52%	$16.13	$14.84	9%
All-in Sustaining Cost per Silver Equivalent Payable Ounce [1,2,3]	$31.59	$18.62	70%	$23.75	$20.57	15%

Avino Silver & Gold Mines Ltd. – March 10, 2026

AVINO REPORTS EXCEPTIONAL 2025 RESULTS AND ADVANCES MULTI-ASSET GROWTH STRATEGY;

SIGNIFICANT IMPROVEMENTS ACROSS KEY FINANCIAL METRICS; TREASURY REACHES RECORD LEVELS

Operating Highlights

La Preciosa Milestones

•

Commenced Processing of La Preciosa Development Material: Avino commenced extraction, haulage and processing of mineralized development material from the La Preciosa Mine during the quarter at an average rate of 200 tonnes per day. In total, 11,995 tonnes of mineralized material were processed at the Avino milling and processing facility, which is located 19 kilometres away from the entrance to the La Preciosa Mine.

•

La Preciosa Royalty & Obligations Repurchase: During the 3rd quarter, Avino acquired all outstanding royalties and obligations held by Deterra Royalties Inc. (“Deterra”), for consideration of a $13.25 million upfront payment followed by an $8.75 million deferred payment, achieving 100% interest on the La Preciosa property. The deferred payment to Deterra is due in Q3 2026.

Operations

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Achieved Annual Guidance: For the full year, Avino produced 2,606,155 AgEq ounces in 2025, within the guidance range provided by the Company in early 2025 of 2.5 to 2.8 million AgEq ounces. In the fourth quarter, Avino produced 345,298 AgEq ounces representing a strong increase from Q4 of 2024. The increase was driven by development production from La Preciosa, which contributed 48,244 silver ounces, as well as 6% higher silver production from the Avino Mine.

•

Return to Primary Silver Production & Revenues: 51% of the Company’s Q4 2025 production came from silver processed from the production material from the Avino Mine and development material from La Preciosa. Further, 54% of the Company’s Q4 2025 revenues were earned from sales of silver ounces.

•

Continued Elevated Mill Throughput: In Q4 2025, Avino achieved 4% higher mill throughput versus Q4 2024, totalling 189,338 tonnes of material. These throughput levels have been consistent throughout 2025 and were a result of upgrades and automation enhancements made by our operations and maintenance teams, resulting in significant improvements in mill availability. In 2025, Avino achieved 14% higher mill throughput versus 2024, totalling 736,935 tonnes of material. These throughput levels built off last quarter’s record and were a result of previous upgrades and automation enhancements made by our operations team, demonstrating significant improvements in mill availability.

•

Health and Safety Performance Improvements: For 2025, the Company achieved a reduction in Lost Time Incident Frequency Rate (“LTIFR”) of 27% to 3.55 per 1,000,000 hours worked compared to 2024. Total reportable lost time incident rate also decreased to 0.07, down over 30% from 2024.

2025 Capital Expenditures

Capital expenditures in 2025 totaled $26.7 million, compared to $6.6 million in 2024, and exceeded the capital guidance outlined in the Avino 2025 Outlook press release. The increased amount reflects the strategic acquisition of the La Preciosa royalties totaling $13.25 million, and excluding this amount, the Company came in the range of its capital expenditures guidance of $13 – $18 million.

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (“SDGs”), which were developed as a call to action by all countries developed and developing in a global partnership.

Alongside our operational and growth initiatives, we continue to advance our Corporate Social Responsibility (“CSR”) programs across both the Avino Mine and La Preciosa, supporting local communities and contributing to long-term social and economic development in the region.

Mexican nationals account for 100% of our mine work force. At the end of the year, we have over 500 direct jobs which includes the workers at the mine site and in our Durango offices. This translates to approximately 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

Avino Silver & Gold Mines Ltd. – March 10, 2026

AVINO REPORTS EXCEPTIONAL 2025 RESULTS AND ADVANCES MULTI-ASSET GROWTH STRATEGY;

SIGNIFICANT IMPROVEMENTS ACROSS KEY FINANCIAL METRICS; TREASURY REACHES RECORD LEVELS

For the third consecutive year, Avino has received the Empresa Socialmente Responsible (“ESR”) designation which reflects our economic, social and environmental commitment to making a positive impact for our local communities. The distinction is awarded annually by the Mexican Council for Philanthropy (Cemefi) and the Alliance for Corporate Social Responsibility for Mexico (AliaRSE).

Avino is currently preparing the Company’s second annual Sustainability Report, which will be published on our website upon completion. The report is intended to provide transparency on how responsible mining practices, strong governance, and community engagement support Avino’s operational performance and long-term growth.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated March 10, 2026 for the year ended December 31, 2025, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Earnings Call Information

A conference call to discuss the Company’s Q4 and Year End 2025 operational and financial results will be held on Wednesday, March 11, 2026, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q4 and Year End 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062
•	International: +1 973-528-0011
•	Participant Access Code: 314809

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion. The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Avino Silver & Gold Mines Ltd. – March 10, 2026

AVINO REPORTS EXCEPTIONAL 2025 RESULTS AND ADVANCES MULTI-ASSET GROWTH STRATEGY;

SIGNIFICANT IMPROVEMENTS ACROSS KEY FINANCIAL METRICS; TREASURY REACHES RECORD LEVELS

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023, and can be viewed within Avino’s latest technical report dated February 5, 2024 for the Pre-feasibility Study and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources”, “proven mineral reserves”, or “probable mineral reserves” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

In Q4 2025, AgEq was calculated using metal prices of $54.83 per oz Ag, $4,146 per oz Au and $5.04 per lb Cu. In Q4 2024, AgEq was calculated using metals prices of $31.34 oz Ag, $2,662 oz Au and $4.17 lb Cu. For YTD 2025, AgEq was calculated using metal prices of $39.94 per oz Ag, $3,436 per oz Au and $4.51 per lb Cu. For YTD 2024, AgEq was calculated using metal prices of $28.24 oz Ag, $2,387 oz Au and $4.15 lb Cu. Calculated figures may not add up due to rounding.

2

“Silverequivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3

Non-IFRSAccounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section in the Company’s most recent MD&A filed on SEDAR+ atwww.sedarplus.caand EDGAR atwww.sec.govfor further information and detailed reconciliations.